TSX: EQX NYSE-A: EQX

Equinox Gold to Announce Second Quarter Financial and Operating Results on August 13, 2025

August 6, 2025 - Vancouver, BC - Equinox Gold Corp. (TSX: EQX, NYSE American: EQX) will announce its unaudited financial and operating results for the three and six months ended June 30, 2025 on Wednesday, August 13, 2025, after market close. Equinox Gold will host a conference call and webcast to discuss the results the following morning on Thursday, August 14, 2025, commencing at 7:30 am PT (10:30 am ET).

Conference call

Toll-free in U.S. and Canada: 1-833-752-3366

International callers: +1 647-846-2813

Webcast

The webcast can be accessed directly or through the Equinox Gold website.

Equinox Gold Contact

Ryan King

Senior Vice President, Capital Markets and Strategy

T: 778.998.3700

E: Ryan.King@equinoxgold.com

E: ir@equinoxgold.com